UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SPI ENERGY CO., LTD.

(Name of Issuer)

Ordinary shares, par value US$$0.000001 per share

(Title of Class of Securities)

78470H109 (1)

(CUSIP Number)

Mr. Xiaofeng Peng

Hi-Tech Industrial Park

Xinyu City, Jiangxi Province 338032, China

+852 2291 6059

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing ten ordinary shares.

CUSIP Number:  78470H109

1.	Name of Reporting Person Xiaofeng Peng
2.	Check the Appropriate Box if A Member of A Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF/ OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 99,700,000 ordinary shares, represented by ADSs
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 99,700,000 ordinary shares, represented by ADSs
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,700,000 ordinary shares , represented by ADSs
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented By Amount In Row (11) 15.5%*
14	Type of Reporting Person IN

*	Based upon 641,665,172 ordinary shares issued and outstanding as of February 15, 2016.

CUSIP Number:  78470H109

1.	Name of Reporting Person Zhou Shan
2.	Check the Appropriate Box if A Member of A Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF/ OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 99,700,000 ordinary shares, represented by ADSs
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 99,700,000 ordinary shares, represented by ADSs
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,700,000 ordinary shares, represented by ADSs
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented By Amount In Row (11) 15.5%*
14	Type of Reporting Person IN

*	Based upon 641,665,172 ordinary shares issued and outstanding as of February 15, 2016.

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D (this “Statement”) relates to the American depository shares (the “ADSs”), each representing ten ordinary shares, of SPI Energy Co., Ltd., a Cayman Islands company (the “Issuer”). The address of the Issuer’s principal executive office is 7F/B Block, 1st Building, Jinqi Plaza, No. 2145 Jinshajiang Road, Putuo District, Shanghai, People’s Republic of China.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed jointly by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”): (i) Xiaofeng Peng (“Mr. Peng”) and (ii) Zhou Shan (“Ms. Zhou”). The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 7.01.

Mr. Peng, citizen of the People’s Republic of China, has a business address at Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, China. During the last five years, Mr. Peng has not been convicted in any criminal proceeding. During the last five years, Mr. Peng has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ms. Zhou, citizen of the People’s Republic of China. During the last five years, Ms. Zhou has not been convicted in any criminal proceeding. During the last five years, Ms. Zhou has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 8, 2016, Robust Elite Limited (now known as “Head & Shoulders Global Investment Limited”) (“Seller”) entered into a share purchase agreement with Ms. Zhou (the “SPA”) . Pursuant to the SPA, the Seller sells to Ms. Zhou 8,750,000 ADSs at a purchase price of US$7.64 per ADS, the closing price of the ADSs on Nasdaq on February 16, 2016 (the “Per Share Purchase Price”).

It is currently anticipated that, at the Per Share Purchase Price, Ms. Zhou shall pay US$66,850,000 (the “Aggregate Purchase Price”) to Seller for the acquisition of ADSs. Under the SPA, Ms. Zhou will pay to the Seller a sum of US$14,000,000 upon closing with personal funds, with the balance of the Aggregate Purchase Price, being US$52,850,000, to be repaid within a period of four (4) years from the date of the SPA, with an interest of four percent (4%) per annum for the balance repaid in the second two years.

ITEM 4. PURPOSE OF TRANSACTION

The information set forth in Item 3 is hereby incorporated by reference in its entirety in this Item 4.

The Reporting Persons purchased the ADSs to pursue strategic partnership with the Issuer. Although the Reporting Persons have no present intention to purchase additional securities of the Issuer in addition to the securities described in Item 5, the Reporting Persons intend to review their equity interest in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The description of the transaction contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA, a copy of which is attached hereto as Exhibit 7.02.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The information contained on each of the cover pages of this Statement and the information set forth in Items 2, 3, and 4 are hereby incorporated by reference in their entirety in this Item 5.

Prior to the ADS acquisition under the SPA, Mr. Peng was the beneficial owner of 1,220,000 ADSs, representing 12,200,000 ordinary shares of the Issuer.

As of the date hereof, Ms. Zhou directly owns 8,750,000 ADSs, representing 87,500,000 ordinary shares of the Issuer. Ms. Zhou, as the spouse of Mr. Peng, may be deemed to beneficially own the ordinary shares of the Issuer beneficially owned by Mr. Peng pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder. As a result, as of the date hereof, Ms. Zhou may be deemed to be the beneficial owner of 99,700,000 ordinary shares, representing 15.5% of the total outstanding ordinary shares of the Issuer.

Mr. Peng, as the spouse of Ms. Zhou, may be deemed to beneficially own the ordinary shares of the Issuer beneficially owned by Ms. Zhou pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder. As a result, as of the date hereof, Mr. Peng may be deemed to be the beneficial owner of 99,700,000 ordinary shares, representing 15.5% of the total outstanding ordinary shares of the Issuer.

The Reporting Persons collectively own, directly and indirectly, 99,700,000 ordinary shares, representing 15.5% of the total outstanding ordinary shares of the Issuer.

The above disclosure of percentage information is based upon 641,665,172 ordinary shares issued and outstanding as of February 15, 2016.

Except as set forth in Items 3 and 4 above, the Reporting Persons have not effected any transaction in the ordinary shares or ADSs during the past 60 days.

Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the ADSs.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The matters set forth in Items 3 and 4 are incorporated in this Item 6 by reference in their entirety.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

7.01	Joint Filing Agreement by and among the Reporting Persons, dated as of the date hereof.

7.02	Share Purchase Agreement by and between Robust Elite Limited (now known as “Head & Shoulders Global Investment Limited”) and Zhou Shan, dated as of March 8, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2016

Xiaofeng Peng

/s/ Xiaofeng Peng

Zhou Shan

/s/ Zhou Shan

[Signature Page to Schedule 13D]